SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11th, 2012

DATE, TIME AND PLACE: On April 11th, 2011, at 11:00 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, N. 3,434, Building 1, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: Shareholders representing more than eighty-five percent (85%) of the capital stock, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Messrs. Luca Luciani, Chief Executive Officer, Manoel Horacio Francisco da Silva, Chairman of the Board of Directors, Alberto Emmanuel Carvalho Whitaker, Chairman of the Statutory Audit Committee, Gustavo Pizzo, representative of Accenture do Brasil Ltda., Fernando Afonso Mattar, representative of KPMG, and Sergio Zamora, representative of the Company’s independent auditors, PricewaterhouseCoopers (“PwC”).

BOARD: Chairman – Mr. Luca Luciani; Secretary – Mr. Jaques Horn.

SUMMONS AND PUBLICATIONS: (1) Call Notice published on March 27th, 28th and 29th, 2012, on pages 34, 89 and 71 of the Official Gazette of the State of Rio de Janeiro, on pages B15, B13 and D5 of the Valor Econômico and on pages A-12, A-15 and A-21 of the Jornal do Commercio, respectively; (2) The notice provided for in Section 133 of the Brazilian Law 6,404/1976 was published on March 9th, 12th and 13th, 2012, on pages 53, 29 and 27 of the Official Gazette of the State of Rio de Janeiro, on pages B11, D6 and D15 of the Valor Econômico and on pages A-11, A-9 and A-12 of the Jornal do Commercio, respectively; and (3) The management’s report, the financial statements, the Statutory Audit Committee’s opinion and the independent auditors’ opinion related to the fiscal year ended on December 31st, 2011 were published on March 8th, 2012, on pages 4 to 20 of the Official Gazette of the State of Rio de Janeiro, on pages A7 a A35 of the Valor Econômico and on pages C-1 to C-13 of the Jornal do Commercio.

READING OF DOCUMENTS, RECEIPTING OF VOTES AND DRAWING OF MINUTES: (1) Reading of documents related to the agenda to be discussed in this Shareholders’ Meeting was dismissed, since the shareholders are fully aware of the contents thereof; (2) Voting statements, protests and dissidences by any chance presented shall be received, numbered and certified by the Board, and shall be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of the Brazilian Law 6,404/1976. The Board received, authenticated and numbered the votes of the shareholders represented by Mr. Daniel Alves Ferreira, which shall be filed at Company’s Headquarter; (3) It was authorized the drawing up of these minutes as a summary and publication thereof without the signatures of all shareholders, as provided in Section 130, paragraphs 1 and 2, of the Brazilian Law 6,404/1976, respectively; and (4) The minutes of this Annual and Extraordinary Shareholders’ Meeting shall be drawn up as a single document, pursuant to the provided in Section 131, sole paragraph, of the Brazilian Law 6,404/1976.

AGENDA: On Annual Shareholders` Meeting: (1) To resolve on the management’s report and the individual and consolidated financial statements of the Company, dated as of December 31st, 2011; (2) To resolve on the proposal for the allocation of the results related to the fiscal year 2011 and distribution of dividends by the Company; (3) To resolve on the proposed Company’s capital budget; (4) To resolve on the proposed compensation to the Company’s managers during the year 2012; (5) To resolve on the composition of the Statutory Audit Committee of the Company, to appoint its regular and alternate members, as well as to fix the proposed compensation to those members. On Extraordinary Shareholders` Meeting: (1) To resolve on the proposed for extension of the Cooperation and Support Agreement, to be entered between Telecom Italia S.p.A., on one side, and TIM Celular S.A., Intelig Telecomunicações Ltda., TIM Fiber RJ S.A. and TIM Fiber SP Ltda., on the other side, with the Company as intervener; (2) To resolve on celebration of the Agreement of Stipulation and Sale Insurance, to be entered between Generali Brasil Seguros S.A. and TIM Celular S.A.; and (3) To resolve on the amendment of Section 5 of the Company’s By-laws.

RESOLUTIONS: Upon review and discussion on the subjects contained in the Agenda, the shareholders resolved: On Annual Shareholders’ Meeting: (1) To approve, by majority decision of the votes and being recorded hereby the abstention of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – FUNCEF and the Investment Funds administrated by Caixa Econômica Federal, based on the information furnished by the Company, the Statutory Audit Committee and the independent auditors, the management’s report and the individual and consolidated financial statements of the Company, dated as of December 31st, 2011, duly audited by the independent auditors of the Company with the respective Opinion, as well as with the Opinion of the Statutory Audit Committee; (2) To approve, by majority decision of the votes and being recorded hereby the abstention of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – FUNCEF and the Investment Funds administrated by Caixa Econômica Federal, the management’s proposal for allocation of the results related to the fiscal year of 2011 and distribution of dividends by the Company with the Opinion of the Statutory Audit Committee, which provides that the 2011 Net Profits, in the amount of one billion, two hundred and eighty-one million, two hundred and twenty-seven thousand, seven hundred and twenty-two Reais and thirty-seven cents (R$ 1,281,227,722.37) shall have the following destination: (2.1) To the Legal Reserve, according to Section 193 of the Brazilian Law 6,404/1976, five percent (5%) of the 2011 Net Profits, in the amount of sixty-four million, sixty-one thousand and three hundred and eighty-six Reais and twelve cents (R$ 64,061,386.12); (2.2) As mandatory minimum dividend, pursuant to the Company’s By-Laws, the amount of three hundred and four million, two hundred and ninety-one thousand, five hundred and eighty-four Reais and six cents (R$ 304,291,584.06), to be distributed to the Company’s shareholders. Therefore, each share shall be entitled to receive zero point one, two, five, eight, six, three, four, four, nine Reais (R$ 0.125863449), to be paid until June 11th, 2012; (2.3) As complementary dividend, the amount of two hundred and twenty-nine million, one hundred and sixty thousand, four hundred and fifteen Reais and ninety four cents (R$ 229,160,415.94), to be distributed to the Company’s shareholders. Therefore, each share shall be entitled to receive zero point zero, nine, four, seven, eight, seven, one, one, two Reais (R$ 0.094787112), to be paid until June 11th, 2012; and (2.4) To the Expansion Reserve, pursuant to the Company’s By-Laws, the remaining balance of the restated Net Profits, in the amount of six hundred and eighty-three million, seven hundred and fourteen thousand, three hundred and thirty-six Reais and twenty-five cents (R$ 683,714,336.25); (3) To approve, by majority decision of the votes and being recorded hereby the abstention of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – FUNCEF and the Investment Funds administrated by Caixa Econômica Federal, based on a favorable Opinion of the Statutory Audit Committee, Company’s capital budget proposal, in the total amount of three billion Reais (R$ 3,000,000,000.00), which shall be allocated to projects related to Network/TI and to business development; (4) To approve, by majority decision of the votes and being recorded hereby the abstention of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – FUNCEF and the Investment Funds administrated by Caixa Econômica Federal, the compensation to the managers for the fiscal year 2012, as follows: (4.1) Compensation to the Board of Directors: total annual compensation in the amount of one million, five hundred and twelve thousand Reais (R$ 1,512,000.00), to be granted to the Directors individually in accordance with the criteria to be resolved in the next Board of Directors’ Meeting; and (4.2) Compensation to the Board of Statutory Officers: total annual compensation in the amount of sixteen million, five hundred and thirty thousand Reais (R$ 16,530,000.00), regarding that from such amount, sixty-six percent (66%) correspond to the fixed compensation and thirty-four percent (34%) to the variable compensation (bonus/profit sharing to be determined in accordance with the Company’s variable compensation policy), taking into account a total number of nine (9) Officers; (5) To approve the composition of the Company’s Statutory Audit Committee, in view of the migration to the Novo Mercado at Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and, consequently, conversion of all preferred shares issued by the Company into common shares, as well as to elect the Statutory Audit Committee’s regulars and alternates members and to fix their compensation: (5.1) To approve, by majority decision of the votes and being recorded hereby the abstention of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – FUNCEF, the Investment Funds administrated by Caixa Econômica Federal and the Investment Funds administrated by BB Gestão de Recursos DTVM S.A., the composition of the Statutory Audit Committee, which shall be composed by four (4) regular members and equal number of alternate members, according to Section 34 of the Company’s By-laws and to Section 161, paragraph 1 of Brazilian Law Nr. 6.404/1976; (5.2) The minority shareholders, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and Fundação dos Economiários Federais – FUNCEF,  indicated Mr. Carlos Alberto Caser, as an regular member, and Evaldo de Rezende Filho, as alternate member, being recorded hereby the abstention of the shareholders TIM Brasil Serviços e Participações S.A., JVCO Participações Ltda., HOEBRIDGE LLP and the Investment Funds administrated by BB Gestão de Recursos DTVM S.A.. It was also indicated by the controlling shareholder, TIM Brasil Serviços e Participações S.A., to reelect as Statutory Audit Committee’s members Mr. Alberto Emmanuel Carvalho Whitaker, as an regular member, and João Verner Juenemnn, as his respective alternate, Oswaldo Orsolin, as an regular member, and Roosevelt Alves Fernandes Leadebal, as his respective alternate, and Samuel de Paula Matos, as an regular member, and Josino de Almeida Fonseca, as his respective alternate. After the voting and recorded hereby the abstention of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP and the Investment Funds administrated by BB Gestão de Recursos DTVM S.A., the Statutory Audit Committee shall be composed, until the next Annual Shareholders’ Meeting of the year 2013, as follows: (a) elected separately, pursuant to paragraph 4, item “a”, of the Section 161 of the Brazilian Law 6,404/1976, Mr. Carlos Alberto Caser, Brazilian citizen, single, lawyer, bearer of the Identity Card No. 13.594, issued by the Brazilian Bar Association – Distrito Federal Chapter (OAB/DF), enrolled before the federal taxpayer roll (CPF/MF) under No. 620.985.947-04, domiciled at SQSW, nr. 301, Block B, apt. 511, Sudoeste, in the City of Brasília, Distrito Federal, having as alternate member Mr. Evaldo de Rezende Filho, Brazilian citizen, married, electronic engineer, bearer of the Identity Card No. 5593/D, issued by CREA/DF, enrolled before the federal taxpayer roll (CPF/MF) under No. 244.729.051-91, domiciled at SQS, nr. 312, Block G, apt. 309, in the City of Brasília, Distrito Federal; (b) elected by the majority shareholders Mr. Alberto Emmanuel Carvalho Whitaker, Brazilian citizen, married, business administrator and lawyer, bearer of the Identity Card No. 2.052.093, issued by SSP/SP, enrolled before the federal taxpayer roll (CPF/MF) under No. 002.337.738-00, domiciled at Alameda Itu, Nr. 823, apt. 31, Cerqueira Cesar, in the City and State of São Paulo, having as alternate member Mr. João Verner Juenemann, Brazilian citizen, married, accountant and business administrator, bearer of the Identity Card No. 3.010.401.283, issued by SSP/SP, enrolled before the federal taxpayer roll (CPF/MF) under No. 000.952.490-87, domiciled at Rua André Poente, nr. 238, Independência, in the City of Porto Alegre, State of Rio Grande do Sul; Mr. Oswaldo Orsolin, Brazilian citizen, married, economist and accountant, bearer of the Identity Card No. 2.911.852-9, issued by SSP/SP, enrolled before the federal taxpayer roll (CPF/MF) under No. 034.987.868-49, domiciled at Avenida Lopes de Azevedo, nr. 154, house 1, Jardim Everest, in the City and State of São Paulo, having as alternate member Mr. Roosevelt Alves Fernandes Leadebal, Brazilian citizen, married, economist, bearer of the Identity Card No. 74.045, issued by SSP/RN, enrolled before the federal taxpayer roll (CPF/MF) under No. 016.083.804-59, domiciled at SQSW, Nr. 305, Block G, apt. 407, in the City of Brasília, Distrito Federal; Mr. Samuel de Paula Matos, Brazilian citizen, married, economist and accountant, bearer of the Identity Card No. 4.104.837, issued by SSP/SP, enrolled before the federal taxpayer roll (CPF/MF) under No. 069.815.428-20, domiciled at Alameda Sarutaiá, Nr. 320, 22nd floor, Jardim Paulista, in the City and State of São Paulo, having as alternate member Mr. Josino de Almeida Fonseca, Brazilian citizen, married, civil engineer, bearer of the Identity Card No. 5.492.136-3, issued by SSP/SP, enrolled before the federal taxpayer roll (CPF/MF) under No. 005.832.607-30, domiciled at Rua Doutor Oscar Monteiro de Barros, nr. 400, apt. 101, Vila Suzana, in the City and State of São Paulo. The shareholders who appointed the Statutory Audit Committee’s members hereby elected stated that, as a condition for the investiture of such members, they shall obtain from them, within thirty (30) days, or prior to the next Statutory Audit Committee’s Meeting, whatever happens first, the confirmation that they are duly qualified and that they comply with the requirements set forth in the Brazilian Law 6,404/1976 and the Company’s By-laws to be a member of the Company’s Statutory Audit Committee, except with respect to those who have previously given such confirmation. The Statutory Audit Committee’s members hereby elected shall remain in charge until the Annual Shareholders’ Meeting of the Company to be held in 2013 and shall take place upon fulfillment of the applicable conditions and execution of the respective instruments of appointment, in the term and as provided for in the Brazilian Law 6,404/1976, in the Novo Mercado’s Rules and the Company’s By-laws, except with respect to those who used to previously perform the respective positions; (5.3) To approve, by majority decision of the votes and being recorded hereby the abstention of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – FUNCEF, the Investment Funds administrated by Caixa Econômica Federal and the Investment Funds administrated by BB Gestão de Recursos DTVM S.A., the annual compensation to the Statutory Audit Committee’s members for the fiscal year of 2012, in the total amount of six hundred thousand Reais (R$ 600,000.00), corresponding to a monthly amount of twelve thousand and five hundred Reais (R$ 12,500.00) per member. On Extraordinary Shareholders’ Meeting: (1) According to the documentation previously disclosed in the Company’s website regarding the Cooperation and Support Agreement (“Agreement”) and the benefits accrued by the Company and its subsidiaries resulting from the Agreement, to approve, by majority decision of the votes and being recorded hereby the abstention of the controlling shareholder, TIM Brasil Serviços e Participações S.A., and of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – FUNCEF and the Investment Funds administrated by Caixa Econômica Federal, the extension of the Agreement for an additional twelve (12) months period, to be entered by and between Telecom Italia S.p.A., on one side, and TIM Celular S.A., Intelig Telecomunicações Ltda., TIM Fiber RJ S.A. and TIM Fiber SP Ltda., on the other side, with the Company as an intervening party, and in the amount corresponding in Reais of up to eight million Euros (€ 8,000,000.00), pursuant to the proposal submitted to the Board of Directors in its meeting held on February 15th, 2012, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement; (2) According to the documentation previously disclosed in the Company’s website regarding the Agreement of Stipulation and Sale Insurance, to approve, by majority decision of the votes and being recorded hereby the abstention of the controlling shareholder, TIM Brasil Serviços e Participações S.A., and of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – FUNCEF and the Investment Funds administrated by Caixa Econômica Federal, the execution of the agreement by and between Generali Brasil Seguros S.A. and TIM Celular S.A., for a twelve (12) months period, renewable for two more equal periods, pursuant to the proposal submitted to the Board of Directors in its meeting held on February 15th, 2012, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement; and (3) (3.1) To approve, by majority decision of the votes and being recorded hereby the abstention of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – FUNCEF and the Investment Funds administrated by Caixa Econômica Federal, the proposed amendment of Section 5 of the Company’s By-laws to include the current share capital and amount of shares issued by the Company, as approved by the Board of Directors Meeting held in October 24th, 2011, which shall read as follows: “Section 5 - The subscribed and fully-paid capital share is of nine billion, eight hundred and eighty-six million, eight hundred and eighty-six thousand, five hundred and ninety-three Reais and forty-six cents (R$ 9,886,886,593,46) divided into two billion, four hundred and seventeen million, six hundred and thirty-two thousand, six hundred and forty-seven (2,417,632,647) common shares, all nominative, book-entry and with no-par value; (3.2) To approve, by majority decision of the votes and being recorded hereby the abstention of the shareholders JVCO Participações Ltda., HOEBRIDGE LLP, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – FUNCEF and the Investment Funds administrated by Caixa Econômica Federal, the consolidation of the Company’s By-laws which is enclosed.

CLOSING: Nothing further to discuss, the Chairman of the Board Meeting suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Board Meeting and the shareholders identified below.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 11th, 2012.

LUCA LUCIANI Chairman of the Board	JAQUES HORN Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 12, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.